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                                 PETER J. WILKE
                                 ATTORNEY AT LAW
                            INGEN TECHNOLOGIES, INC.
                                 GENERAL COUNSEL
                            308 40th Street, Suite D
                            Manhattan Beach, CA 90266
                                  323-397-5380
                               310-545-1871 (fax)
                                PETEWILKE@AOL.COM
                                    Website:
                             WWW.PWILKEINDIEATTY.COM
                     Member of the California and Washington
                                 Bar Association


March 1, 2007

Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Ingen Technologies, Inc.
         Your call of March 1, 2007
         Your File No. 0-28704

Dear Mr. Hult,

Thank you for your call this morning regarding the letter filed on EDGAR yesterday (re: Ingen Technologies, Inc.'s Form 8-K/A filed on February 28,
2007). As mentioned, the scan done on your letter of February 22nd dropped out the sentence preceding the 3 bullet points (starting at the bottom of page 2) and I was not aware that the company needed to make those representations. I apologize for any inconvenience.

Please consider this letter as a supplement to my letter on behalf of the company as filed on EDGAR yesterday.

I am authorized by Ingen Technologies, Inc., as General Counsel, to acknowledge on behalf of the company that:

         - The company is responsible for the adequacy and accuracy of the filings.

         - Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly should you have any questions or further concerns regarding this filing.

Thank you.

Respectfully,

Ingen Technologies, Inc.


By: /s/ Peter J. Wilke
    ----------------------
    Peter J. Wilke
    General Counsel

cc:  Ingen Technologies, Inc.